Exhibit 99.1

JOINT FILING AGREEMENT

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "Act"), only one joint statement and any amendments thereto need be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Charles S. Theofilos, M.D., Kathryn Theofilos, Happy Holstein Management, LLC and James Theofilos, do hereby agree, in accordance with Rule 3d-1(k) under the Act, to file a Statement on Schedule 13D or Schedule 13G, as applicable (including amendment, restatements, supplements and exhibits thereto) relating to their beneficial ownership of the common stock of electroCore, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Effective: May 12, 2025

Charles S. Theofilos, M.D.

By: /s/ Charles S. Theofilos
Name: Charles S. Theofilos, M.D.

Kathryn Theofilos

By: /s/ Kathryn Theofilos
Name: Kathryn Theofilos

Happy Holstein Management, LLC

By: /s/ Kathryn Theofilos
Name: Kathryn Theofilos
Title: Manager

James Theofilos

By: /s/ James Theofilos
Name: James Theofilos